



Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

Facebook Feed
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
FUNDRISE FLAGSHIP FUND
Billion-dollar scale.
Uncommon access.
Invest today
fundrise.com/flagship
Invest in The Flagship Fund
Learn more
8
2 comments 1 share
Like
Comment
Share

Instagram feed
Instagram
fundrise
Sponsored
FUNDRISE FLAGSHIP FUND
Billion-dollar scale.
Uncommon access.
Invest today
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.
Learn more
fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more

Instagram Stories
fundrise
Sponsored
THE FUNDRISE FLAGSHIP FUND
Billion-dollar scale.
Uncommon access.
Asset allocation
Portfolio assets
LEARN MORE

Facebook Feed
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
$
FUNDRISE FLAGSHIP FUND
Billion-dollar scale.
Uncommon access.
fundrise.com/flagship
Invest in real estate with the Fundrise Flagship...
Learn more
Like
Comment
Share

Instagram feed
Instagram
fundrise
Sponsored
$
FUNDRISE FLAGSHIP FUND
Billion-dollar scale.
Uncommon access.
Learn more
fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more

Instagram Stories
fundrise
Sponsored
$
FUNDRISE FLAGSHIP REAL ESTATE FUND
Billion-dollar scale.
Uncommon Access.
LEARN MORE
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.









Facebook Feed
Instagram feed
Instagram Stories
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
FUNDRISE FLAGSHIP FUND
Premium real estate. Personal investments.
fundrise.com/flagship
Private Real Estate Investing
Learn more
52
3 shares
Like
Comment
Share
Instagram
fundrise
Sponsored
Learn more
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more
LEARN MORE
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Facebook Feed
Instagram feed
Instagram Stories
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
FUNDRISE FLAGSHIP REAL ESTATE FUND
Billion-dollar scale. Everyday access.
Invest today
Asset allocation
Portfolio assets
fundrise.com/flagship
Invest in real estate with the Fundrise Flagship...
Learn more
Like
Comment
Share
Instagram
fundrise
Sponsored
Learn more
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more
LEARN MORE
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Facebook Feed
Instagram feed
Instagram Stories
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
FUNDRISE FLAGSHIP FUND
Premium real estate. Personal investments.
Invest today
Asset allocation
Portfolio assets
fundrise.com/flagship
Private Real Estate Investing
Learn more
4
1 comment
Like
Comment
Share
Instagram
fundrise
Sponsored
Learn more
fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more
LEARN MORE
FUNDRISE FLAGSHIP REAL ESTATE FUND
Billion-dollar scale. Everyday access.
fundrise.com/flagship
Expand Your Portfolio with Us
Learn more
156
6 comments
11 shares
Billion-dollar scale. Everyday success.
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.













Facebook Feed
Instagram feed
Instagram Stories
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
$
The Fundrise Flagship Fund is your path to private market real estate investing.
fundrise.com/flagship
Invest in The Flagship Fund
Learn more
141
5 comments 15 shares
Like Comment Share
Instagram
fundrise
Sponsored
Learn more
fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more
LEARN MORE
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.
Facebook Feed
Instagram feed
Instagram Stories
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
Discover how the Fundrise Flagship Fund's blue chip real estate assets can strengthen your portfolio.
fundrise.com/flagship
Private Real Estate Investing
Learn more
13
1 share
Like Comment Share
Instagram
fundrise
Sponsored
Learn more
fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more
Discover how the Fundrise Flagship Fund's blue chip real estate assets can market real estate investing.
LEARN MORE
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Facebook Feed

Fundrise ✓
Sponsored · 🌐

Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more



Discover how the Fundrise Flagship Fund's blue chip real estate assets can strengthen your portfolio.

Invest today

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

fundrise.com/flagship
Private Real Estate Investing

Learn more

👍 2

👍 Like — 💬 Comment — ➤ Share

Instagram feed

Instagram

fundrise ✓
Sponsored



Discover how the Fundrise Flagship Fund's blue chip real estate assets can strengthen your portfolio.

Invest today

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Learn more ❯

♡ ♡ ✈ 🔖

fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ...more

Instagram Stories

fundrise
Sponsored



Discover how the Fundrise Flagship Fund's blue chip real estate assets can strengthen your portfolio.

🔗 LEARN MORE

Carefully con... Fundrise... prospectus at fundrise.com... carefully before investing.

Facebook Feed

Fundrise ✓
Sponsored · 🌐

Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more



$

🏢 FUNDRISE
FLAGSHIP FUND

Your path to private real estate
Explore our **$1.1 billion** portfolio of growth-focused assets.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

fundrise.com/flagship
Private Real Estate Investing

Learn more

👍 7 — 1 comment 3 shares

👍 Like — 💬 Comment — ➤ Share

Instagram feed

Instagram

fundrise ✓
Sponsored



$

🏢 **FUNDRISE**
FLAGSHIP FUND

Your path to private real estate
Explore our **$1.1 billion** portfolio of growth-focused assets.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Learn more ❯

♡ ♡ ✈ 🔖

fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ...more

Instagram Stories

fundrise
Sponsored



$

Your path to
private real estate
Explore our **$1.1 billion** portfolio of growth-focused assets.

🏢 **FUNDRISE**
FLAGSHIP FUND

🔗 LEARN MORE

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

 
Fundrise ✓
Sponsored · •

Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more

Your path to private real estate

Explore our $1.1 billion portfolio of growth-focused assets.

(Invest today)

FUNDRISE
FLAGSHIP FUND

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

fundrise.com/flagship
Private Real Estate Investing   [Learn more]

👍❤️ 36   1 comment   2 shares

👍 Like   💬 Comment   ↪ Share

Instagram

fundrise ✓
Sponsored   •••

Your path to private real estate

Explore our $1.1 billion portfolio of growth-focused assets.

(Invest today)

FUNDRISE
FLAGSHIP FUND

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Learn more   ›

♡ 💬 ✈   🔖

fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ...more

---

fundrise ✓
Sponsored   ••• ✕

Your path to private real estate

Explore our $1.1 billion portfolio of growth-focused assets.

FUNDRISE
FLAGSHIP FUND

Carefully consider... Flagship Fund before investing... at fundrise.com/flagship...'s prospectus...

🔗 **LEARN MORE**

 
Fundrise ✓
Sponsored · •

Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more

The Fundrise Flagship Fund is your path to private market real estate investing.

(Invest today)

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

fundrise.com/flagship
Invest in real estate with the Fundrise Flagship...   [Learn more]

👍❤️ 12   1 comment

👍 Like   💬 Comment   ↪ Share

Instagram

fundrise ✓
Sponsored   •••

The Fundrise Flagship Fund is your path to private market real estate investing.

(Invest today)

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Learn more   ›

♡ 💬 ✈   🔖

fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ...more

---

fundrise ✓
Sponsored   ••• ✕

The Fundrise Flagship Fund is your path to private market real estate investing.

Carefully consider... Flagship Fund before investing... at fundrise.com/flagship...'s prospectus...

🔗 **LEARN MORE**













Facebook Feed
Instagram feed
Instagram Stories
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
THE FUNDRISE FLAGSHIP FUND
An opportunistic investment strategy for real estate focused investors
Invest today
fundrise.com/flagship
Fundrise Flagship Fund
Learn more
Like
Comment
Share
Instagram
fundrise
Sponsored
Learn more
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more
LEARN MORE

Facebook Feed
Instagram feed
Instagram Stories
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
FUNDRISE FLAGSHIP REAL ESTATE FUND
An opportunistic investment strategy for real estate focused investors.
fundrise.com/flagship
Invest in real estate with the Fundrise Flagship...
Learn more
73
3 comments
5 shares
Like
Comment
Share
Instagram
fundrise
Sponsored
Learn more
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more
THE FUNDRISE FLAGSHIP FUND
An opportunistic investment strategy for real estate focused investors
LEARN MORE
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Facebook Feed
Instagram feed
Instagram Stories
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
FUNDRISE FLAGSHIP REAL ESTATE FUND
A real estate investment for opportunistic investors.
fundrise.com/flagship
Private Real Estate Investing
Learn more
24
1 share
Like
Comment
Share
Instagram
fundrise
Sponsored
FUNDRISE FLAGSHIP REAL ESTATE FUND
A real estate investment for opportunistic investors.
Learn more
fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more
fundrise
Sponsored
THE FUNDRISE FLAGSHIP FUND
A real estate investment for opportunistic investors
LEARN MORE
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Facebook Feed
Instagram feed
Instagram Stories
Fundrise
Sponsored
Your path to private real estate investing begins with the Fundrise Flagship Fund.
...See more
THE FUNDRISE FLAGSHIP FUND
A real estate investment for opportunistic investors
fundrise.com/flagship
Private Real Estate Investing
Learn more
1
Like
Comment
Share
Instagram
fundrise
Sponsored
THE FUNDRISE FLAGSHIP FUND
A real estate investment for opportunistic investors
Invest today
Learn more
fundrise
Your path to private real estate investing begins with the Fundrise Flagship Fund. ... more
fundrise
Sponsored
THE FUNDRISE FLAGSHIP FUND
A real estate investment for opportunistic investors
Asset allocation
Portfolio assets
LEARN MORE

@robertcroak

We’ve all been hearing about the increase in rental housing demand. As good investors, we are always keeping our eyes open for opportunities, thinking about how we can invest money strategically. Here’s a strategy you may not have heard of that can help you take advantage:


Find related content
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing
THROUGH THE FLAGSHIP FUND
01:24/01:28

1) Build-for-rent developers build new communities in areas of the country that do not have enough housing then rent them to local residents. By either building the communities from scratch or working with local homebuilders, then by leasing them up, investors can get in at,

what we believe is, an attractive price point with future rental income to generate potentially attractive returns.

2) The Fundrise Flagship Fund is a great way to gain access to this strategy. You can start your investment with as little as $100 or gain more earning potential on something like $5k because they can pay out dividends on your money.

3) It is definitely worth noting– build-for-rent is ADDING new home supply to the market, giving potential residents additional living options to meet their needs


Find related content
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing
THROUGH THE FLAGSHIP FUND
01:24/01:28

4) Certain trends like work from home have led to a race to add build for rent to portfolios. Try this strategy by yourself or check out my stan store link how you could gain exposure to BFR in your portfolio through the Flagship Fund.

Okay, we have the plan, let's go!



robertcroakofficial ☑
ROBERT CROAK · 4d ago

Following

#CapCut 4 things to consider as rental housing demand continues to surge⚡**#FundrisePartner**

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. **#flagshipfundmarketing**